

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

March 16, 2017

David E. Keffer
Chief Financial Officer
CSRA Inc.
3170 Fairview Park Drive
Falls Church, VA 22042

> **Re:** **CSRA Inc.**
> **Form 10-K for Fiscal Year Ended April 1, 2016**
> **Filed May 27, 2016**
> **File No. 001-37494**

Dear Mr. Keffer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services